# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Stran & Company, Inc., CIK 0001872525
CUSIP: 86260J102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 500 Victory Road,, Suite 301,, Quincy,, Massachusetts (MA), 02171
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001748801

## Reporting persons
- Andrew Shape: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,640,810; shared voting power 0; sole dispositive power 3,640,810; shared dispositive power 0; aggregate amount beneficially owned 3,640,810 (19.6% of the class)

## Item 1. Issuer
Name of issuer: Stran & Company, Inc.
Address of issuer's principal executive offices: 500 Victory Road, Suite 301, Quincy, MA 02171

## Item 2. Person Filing
Name of person filing: Andrew Shape
Address of principal business office or, if none, residence: c/o Stran & Company, Inc., 500 Victory Road, Suite 301, Quincy, MA 02171
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Andrew Shape (the "Reporting Person") beneficially owns 3,640,810 shares of common stock, which consists of 3,317,000 shares of common stock and 323,810 shares of common stock issuable upon exercise of a stock option within 60 days. 3,300,000 of the shares of common stock were pledged as a security interest pursuant to a purchase money promissory note issued to Andrew Stranberg as collateral for the Reporting Person's repayment obligations under this instrument. The Reporting Person may sell these shares subject to the security interest at prevailing market prices so long as such portion of the sale proceeds as would be required under the promissory note to repay the note is so used to repay the note.
Percent of class: The shares of common stock beneficially owned by the Reporting Person represents approximately 19.6% of the Issuer's outstanding common stock based on a total of 18,288,158 shares of common stock outstanding as of October 22, 2025.
Sole power to vote or to direct the vote: 3,640,810
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,640,810
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Andrew Shape: /s/ Andrew Shape, Andrew Shape (11/05/2025)